DD 2/20/13

[redacted]

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SECURITIES AND EXCHANGE COMMISSION

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 19 2013 REGISTRATIONS BRANCH

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SEC FILE NUMBER
8-67970

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORPORATE FINANCE RESOURCES, INC. (DBA CFR-INC.)

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18804 NE 106TH STREET

REDMOND (City) WA (State) 98052 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY ANTHONY (425) 869-6737 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN LLP

(Name – *if individual, state last, first, middle name)*

601 UNION ST, STE 2300 (Address) SEATTLE (City) WA (State) 98101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 2/27/13

OATH OR AFFIRMATION

I, JEFFREY ANTHONY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORPORATE FINANCE RESOURCES, INC. (DBA CFR-INC.) as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

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Signature

PRESIDENT, SOLE OWNER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (See separately bound report.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

* RESERVE REQUIREMENT IS NOT APPLICABLE

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

CORPORATE FINANCE RESOURCES, INC.
(DBA CFR-INC.)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012

PETERSON SULLIVAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

CORPORATE FINANCE RESOURCES, INC.
(DBA CFR-INC.)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012

C O N T E N T S

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Corporate Finance Resources, Inc. (DBA CFR-Inc.)
Redmond, Washington

We have audited the accompanying statement of financial condition of Corporate Finance Resources, Inc., (DBA CFR-Inc.) as of December 31, 2012, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatements of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporate Finance Resources, Inc. (DBA CFR-Inc.) as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Peterson Sullivan LLP

February 7, 2013

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

CORPORATE FINANCE RESOURCES, INC.
(DBA CFR-INC.)

STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS		
Cash	$	35,718
Accounts receivable		122,103
Prepaid expenses		5,148
	$	162,969
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	9,525
Due to stockholder		1,797
Total liabilities		11,322
Stockholder's equity		
Common stock, no par value, 10,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		33,000
Retained earnings		117,647
Total stockholder's equity		151,647
	$	162,969

See Notes to Financial Statements

CORPORATE FINANCE RESOURCES, INC.
(DBA CFR-INC.)

STATEMENT OF INCOME

For the Year Ended December 31, 2012

Revenues	
Fee income	$ 197,677
Other revenue	5,022
	202,699
Expenses	
Wages	37,724
Professional fees	20,150
Insurance	22,968
Travel and entertainment	5,336
Regulatory fees	5,132
Communications and data processing	4,766
Payroll taxes	2,928
Other expenses	5,071
	104,075
Net income	**$ 98,624**

See Notes to Financial Statements

CORPORATE FINANCE RESOURCES, INC.
(DBA CFR-INC.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2012

	Common Stock		Additional		Total
	Shares Outstanding	Amount	Paid-In Capital	Retained Earnings	Stockholder's Equity
Balance, December 31, 2011	1,000	$ 1,000	$ 33,000	$ 29,023	$ 63,023
Net income				98,624	98,624
Distributions				(10,000)	(10,000)
Balance, December 31, 2012	1,000	$ 1,000	$ 33,000	$ 117,647	$ 151,647

See Notes to Financial Statements

CORPORATE FINANCE RESOURCES, INC.
(DBA CFR-INC.)

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

Cash Flows from Operating Activities		
Net income	$	98,624
Adjustments to reconcile net income to net cash flows from operating activities		
Change in operating assets and liabilities		
Accounts receivable		(99,127)
Prepaid expenses		(1,148)
Accounts payable and accrued expenses		(18,501)
Due to stockholder		(3,553)
Net cash flows from operating activities and decrease in cash		(23,705)
Cash, beginning of year		59,423
Cash, end of year	$	35,718

Supplemental Disclosure for Cash Flow Information		
Note receivable assigned to stockholder as a distribution	$	10,000

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Corporate Finance Resources, Inc. (DBA CFR-Inc.) ("CFR") is a corporation that was organized under the laws of the State of Washington on June 30, 2003. CFR's operations consist primarily of providing investment banking services, private placement services, and business development services.

On November 5, 2008, CFR became a broker-dealer and as such is registered with the Securities and Exchange Commission ("SEC"). In addition, CFR is a member of the Financial Industry Regulatory Authority ("FINRA"). CFR's broker-dealer operations commenced on November 5, 2008.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

Cash

Cash includes cash in bank checking accounts. CFR occasionally has deposits in excess of federally insured limits.

Revenue Recognition

Revenue is generally recognized when services are provided and invoiced to CFR's customers in accordance with the terms of the agreements. Payments for services are generally negotiated or may be determined by CFR's customers. For the year ended December 31, 2012, all of CFR's revenues were from two customers.

Accounts Receivable

CFR uses the allowance method to recognize accounts receivable that may not be collectible. Management regularly reviews all accounts and determines which are past due (terms vary) and may not be collectible. Any amounts that are written off are charged against the allowance. There was no allowance for doubtful accounts as of December 31, 2012. As of December 31, 2012, the entire receivable balance was due from two customers.

Income Taxes

CFR has elected S Corporation status for tax purposes and is not taxed at the company level. Instead, its items of income, loss, deduction, and credit are passed through to its sole stockholder in computing his individual tax liability. CFR generally makes distributions to the stockholder to pay the liabilities arising from this election. CFR's federal tax returns are open to examination for the last three years.

Subsequent Events

CFR has evaluated subsequent events through the date these financial statements were available to be issued, which was the same date as the independent auditors' report.

Note 3. Investment Banking Agreement

CFR has an investment banking agreement with a customer whereby CFR is engaged to act as a non-exclusive placement agent to arrange a private placement of debt and/or equity securities of the customer; a merger, sale or acquisition transaction involving the customer; or some other transaction involving one or more pre-approved parties. The customer is a registrant with the Securities and Exchange Commission, and its common stock is publically traded.

Note 4. Related Party Transactions

The stockholder occasionally pays for CFR's expenses for which he requests reimbursement. These expenses are reflected on the income statement of CFR. At December 31, 2012, CFR owed $1,797 to the stockholder for such expenses. CFR also uses facilities and equipment provided by the stockholder without charge. Any charges that could be allocated to CFR are not material.

During 2012, CFR transferred a $10,000 non-interest bearing note receivable from a customer to the stockholder as a distribution.

As of December 31, 2012, the stockholder of the Company owned common stock, preferred stock, and warrants of the two companies from which CFR generates its revenue. The ownership percentage of the stockholder in these companies is not significant.

Note 5. Commitments, Contingencies, and Guarantees

Management of CFR believes that there are no commitments, contingencies, or guarantees that may result in a loss or future obligations as of December 31, 2012.

Note 6. Net Capital Requirements

CFR is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, CFR is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2012, the required minimum net capital was $5,000. CFR had computed net capital of $24,396 at December 31, 2012, which was in excess of the required net capital level by $19,396. In addition, CFR is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2012, CFR's ratio of aggregate indebtedness to net capital was .46 to 1.

SUPPLEMENTARY INFORMATION

CORPORATE FINANCE RESOURCES, INC.
(DBA CFR-INC.)

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2012

COMPUTATION OF NET CAPITAL

Stockholder's equity	$	151,647
Deductions		
Accounts receivable		122,103
Prepaid expenses		5,148
Net capital, as computed		24,396
Minimum net capital		5,000
Net capital excess	$	19,396

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	9,525
Due to the stockholder		1,797
Total aggregate indebtedness	$	11,322

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Percentage of aggregate indebtedness to net capital		46%
Ratio of aggregate indebtedness to net capital		0.46 to 1

CFR is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(i).

CORPORATE FINANCE RESOURCES, INC.
(DBA CFR-INC.)

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2012

Net capital per the broker's unaudited Focus Report, Part IIA and per audited financial statements	$ 24,396

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
Corporate Finance Resources, Inc. (DBA CFR-INC.)
Redmond, Washington

In planning and performing our audit of the financial statements of Corporate Finance Resources, Inc. (DBA CFR-INC.) ("the Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Peterson Sullivan LLP

February 7, 2013

CORPORATE FINANCE RESOURCES, INC.
(DBA CFR-INC.)

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2012

PETERSON SULLIVAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

CORPORATE FINANCE RESOURCES, INC.
(DBA CFR-INC.)

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2012

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder
Corporate Finance Resources, Inc. (DBA CFR-Inc.)
Redmond, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Corporate Finance Resources, Inc. (DBA CFR-Inc.) ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (such as details from the Company's general ledger and vendor invoices), noting no differences.

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

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4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (such as the Company's general ledger) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 7, 2013

CORPORATE FINANCE RESOURCES, INC.
(DBA CFR-INC.)

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7)
For the Year Ended December 31, 2012

Total assessment for the year ended December 31, 2012	$	507
Payment made with SIPC-6 July 23, 2012		(128)
Amount due with Form SIPC-7	$	379